FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

Item 1	Press Release dated April 21, 2008, titled “CN reports Q1-2008 net income of C$311 million, or C$0.64 per diluted share; now expects full-year diluted EPS growth in mid-single digit range”.

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management’s Discussion and Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q1-2008 net income of C$311 million,
or C$0.64 per diluted share; now expects full-year
diluted EPS growth in mid-single digit range

Rail operations making steady gains after severe first-quarter weather

MONTREAL, April 21, 2008 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2008.

First-quarter 2008 results

■	Diluted earnings per share increased two per cent to C$0.64.
■	Net income declined four per cent to C$311 million.
■	Revenues increased one per cent to C$1,927 million.
■	Operating income declined seven per cent to C$523 million, with the Company’s operating ratio rising by 2.3 points to 72.9 per cent.
■
The stronger Canadian dollar relative to the U.S. dollar, which affects the conversion of CN’s U.S. dollar-denominated revenues and expenses, reduced first-quarter 2008 net income by approximately C$30 million, or C$0.06 per diluted share.

The comparability of CN’s first-quarter 2008 and 2007 financial results is affected by a first-quarter 2008 deferred income tax recovery of C$11 million (C$0.02 per diluted share) resulting from net capital losses arising from the reorganization of a subsidiary, and the impact of a first-quarter 2007 strike by conductors in Canada. CN estimates the strike reduced first-quarter 2007 net income by approximately C$35 million, or C$0.07 per diluted share.

E. Hunter Harrison, president and chief executive officer, said:  “CN experienced some of the worst winter weather in decades during the first quarter of this year. Extreme cold and snow affected us system-wide -- particularly in Western Canada -- delaying trains and putting crews, cars and locomotives out of cycle. In January we took the unprecedented step of suspending most operations in the West for almost two days to ensure the safety of our employees. All these factors depressed traffic volumes and increased costs. In addition, our financial performance was affected by the strength of the Canadian dollar and significant weakness in certain markets, mainly forest products, which saw reduced volumes as a result of the decline in U.S. housing activity.

“It was a tough way to start the year, but we’re making steady progress in improving network fluidity and workload.”

Harrison said CN remains cautious about the North American economy. “While we believe the U.S. economy may currently be in a recession, we expect a gradual recovery during the second half of the year, and that the global economy will grow at a moderate pace throughout the year. CN sees growth opportunities in the container trade over the Port of Prince Rupert, increased resource demand, and increased shipments of commodities associated with oil and gas development in Western Canada, including pipes, machinery and equipment, and condensate.”

The improvement in CN’s first-quarter 2008 revenues was mainly attributable to freight rate increases, which included higher fuel surcharge revenues as a result of applicable fuel prices; overall improvements in traffic mix; and increased volumes, particularly in grain and fertilizers and intermodal due in part to the negative impact of the conductors’ strike on first-quarter 2007 volumes. Partly offsetting these gains were the negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues; the harsh weather conditions in Canada and the U.S. Midwest, which affected the Company’s operations; and lower volumes resulting from significant weakness in certain markets, mainly forest products.

Five CN commodity groups posted improvements in revenues during first-quarter 2008, led by intermodal (12 per cent), coal (11 per cent), grain and fertilizers (10 per cent), petroleum and chemicals (five per cent), and metals and minerals (four per cent). Forest products revenues declined 20 per cent, while automotive revenues fell 12 per cent.

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by the Company, increased by two per cent during first-quarter 2008 versus the comparable period of 2007. The absence of a labor disruption this year explains part of the volume increase.

First-quarter 2008 total rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, declined two per cent, mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, which were partly offset by freight rate increases.

Operating expenses for the latest quarter increased by four per cent to C$1,404 million, largely as a result of increased fuel costs and higher purchased services and material expenses, which were partly offset by the positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, and lower casualty and other expenses.

Revised 2008 financial outlook

Based on difficult first-quarter 2008 operating conditions and significant weakness in certain markets, CN now expects 2008 diluted earnings per share (EPS) growth to be in the mid-single digit range over 2007 adjusted diluted EPS of C$3.40. Full-year 2008 free cash flow is now expected to be in the order of C$650 million. (1) CN is maintaining its forecast for revenue growth in the range of six to eight per cent.

CN’s prior financial outlook called for 2008 diluted EPS growth to be in the mid-to-high single digit range, and free cash flow in the order of C$750 million. (1)

CN’s revised financial outlook is based on certain assumptions for the balance of 2008 — a Canadian-U.S. dollar exchange rate at or around parity, a crude oil (West Texas Intermediate) price of around US$105 per barrel, and North American economic growth of approximately one per cent.

Please see “Forward-Looking Statements” below for additional information.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP measure in the attached supplementary schedule, Non-GAAP Measure. To the extent CN has included non-GAAP financial measures as part of its financial outlook, the Company may not be able to provide a reconciliation to the non-GAAP measures, due to unknown variables and uncertainty related to future results.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. In addition to the other assumptions contained in this release, the Company believes the U.S. economy may currently be in a mild recession but that it will gradually recover in the second half of 2008 and that the global economy will grow at a moderate pace throughout the year. The Company cautions that these, as well as its other assumptions stated above, may not materialize. The Company’s results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2007 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries — spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications, Media	Investor Relations
(905) 669-3384	(514) 399-0052

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended
	March 31
	2008	2007
	(Unaudited)

Revenues	$1,927	$1,906

Operating expenses
Labor and fringe benefits	461	485
Purchased services and material	285	276
Fuel	310	219
Depreciation and amortization	175	171
Equipment rents	64	66
Casualty and other	109	128
Total operating expenses	1,404	1,345

Operating income	523	561

Interest expense	(86)	(88)

Other income (loss)	(6)	4

Income before income taxes	431	477

Income tax expense	(120)	(153)

Net income	$311	$324

Earnings per share (Note 7)

Basic	$0.64	$0.64

Diluted	$0.64	$0.63

Weighted-average number of shares

Basic	482.8	510.2

Diluted	488.6	517.8
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31	December 31	March 31
	2008	2007	2007
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$334	$310	$106
Accounts receivable (Note 3)	621	370	508
Material and supplies	212	162	208
Deferred income taxes	67	68	83
Other	111	138	184
	1,345	1,048	1,089

Properties	20,754	20,413	20,988
Intangible and other assets	2,065	1,999	1,646

Total assets	$24,164	$23,460	$23,723

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,262	$1,282	$1,460
Current portion of long-term debt (Note 3)	269	254	244
Other	71	54	50
	1,602	1,590	1,754

Deferred income taxes	5,021	4,908	5,025
Other liabilities and deferred credits	1,404	1,422	1,532
Long-term debt (Note 3)	6,064	5,363	5,602

Shareholders' equity:
Common shares	4,241	4,283	4,426
Accumulated other comprehensive income (loss)	9	(31)	(50)
Retained earnings	5,823	5,925	5,434
	10,073	10,177	9,810

Total liabilities and shareholders' equity	$24,164	$23,460	$23,723
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF SHAREHOLDERS’  EQUITY (U.S. GAAP)

(In millions)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,283	$4,459
Stock options exercised and other	23	23
Share repurchase programs (Note 3)	(65)	(56)
Balance, end of period	$4,241	$4,426

Accumulated other comprehensive income (loss)
Balance, beginning of period	$(31)	$(44)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	187	(56)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	(182)	47

Pension and other postretirement benefit plans (Note 5) :
Amortization of net actuarial loss included in net periodic benefit cost	(1)	12
Amortization of prior service cost included in net periodic benefit cost	6	5
Other comprehensive income before income taxes	10	8
Income tax recovery (expense)	30	(14)
Other comprehensive income (loss)	40	(6)
Balance, end of period	$9	$(50)

Retained earnings
Balance, beginning of period	$5,925	$5,409
Adoption of new accounting pronouncements (2)	-	95
Restated balance, beginning of period	5,925	5,504
Net income	311	324
Share repurchase programs (Note 3)	(302)	(287)
Dividends	(111)	(107)
Balance, end of period	$5,823	$5,434
See accompanying notes to unaudited consolidated financial statements.

(1)
During the first quarter of 2008, the Company issued 0.8 million common shares as a result of stock options exercised and repurchased 7.3 million common shares under its current share repurchase program. At March 31, 2008, the Company had 478.7 million common shares outstanding.

(2)
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” and early adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. The application of SFAS No. 158 on January 1, 2007 had the effect of decreasing Retained earnings by $3 million.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Operating activities
Net income	$311	$324
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	175	172
Deferred income taxes	25	7
Other changes in:
Accounts receivable	(235)	176
Material and supplies	(48)	(19)
Accounts payable and accrued charges	(68)	(402)
Other net current assets and liabilities	38	(18)
Other	(33)	23
Cash provided from operating activities	165	263

Investing activities
Property additions	(177)	(203)
Other, net	11	10
Cash used by investing activities	(166)	(193)

Financing activities
Issuance of long-term debt	1,055	434
Reduction of long-term debt	(580)	(145)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	18	18
Repurchase of common shares	(367)	(343)
Dividends paid	(111)	(107)
Cash provided from (used by) financing activities	15	(143)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	10	-
Net increase (decrease) in cash and cash equivalents	24	(73)

Cash and cash equivalents, beginning of period	310	179
Cash and cash equivalents, end of period	$334	$106

Supplemental cash flow information
Net cash receipts from customers and other	$1,748	$2,074
Net cash payments for:
Employee services, suppliers and other expenses	(1,339)	(1,237)
Interest	(100)	(114)
Workforce reductions	(6)	(9)
Personal injury and other claims	(26)	(20)
Pensions	(22)	(1)
Income taxes	(90)	(430)
Cash provided from operating activities	$165	$263
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2008, December 31, 2007, and March 31, 2007, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2008 and 2007.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2007 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction. The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Note 3 – Financing activities

Revolving credit facility
As at March 31, 2008, the Company had letters of credit drawn on its U.S.$1 billion revolving credit facility, expiring in October 2011, of $59 million ($57 million as at December 31, 2007). The Company also had total borrowings under its commercial paper program of $631 million, of which $67 million was denominated in Canadian dollars and $564 million was denominated in U.S. dollars (U.S.$549 million). The weighted-average interest rate on these borrowings was 3.08%. As at December 31, 2007, total borrowings under the Company’s commercial paper program were $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

As at March 31, 2008, the Company had sold receivables that resulted in proceeds of $440 million under this program ($588 million as at December 31, 2007), and recorded retained interest of approximately 10% of this amount in Other current assets

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(retained interest of approximately 10% recorded as at December 31, 2007). As at March 31, 2008, the servicing asset and liability were not significant.

Share repurchase program
In the first quarter of 2008, under the current 33.0 million share repurchase program, the Company repurchased 7.3 million common shares for $367 million, at a weighted-average price of $50.26 per share.  The Company has repurchased a total of 25.0 million common shares since July 26, 2007, the inception of this program, for $1,264 million, at a weighted-average price of $50.57 per share.

Note 4 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 — Stock plans, to the Company’s 2007 Annual Consolidated Financial Statements. For the three months ended March 31, 2008 and 2007 the Company recorded total compensation expense for awards under all plans of $28 million and $29 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the three months ended March 31, 2008 and 2007 was $7 million and $8 million, respectively.

Cash settled awards
Following approval by the Board of Directors in January 2008, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years ("plan period") and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at March 31, 2008, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the activity for all cash settled awards in 2008:

			Vision 2008 Share Unit		Voluntary Incentive
	RSUs		Plan (Vision)		Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	0.8	-	0.2	1.9
Granted	0.7	-	-	-	-	-
Forfeited	(0.1)	-	-	-	-	-
Vested during period	-	-	-	-	(0.1)	0.1
Payout	-	(0.9)	-	-	-	(0.2)
Conversion into VIDP	-	-	-	-	-	-
Outstanding at March 31, 2008	2.2	-	0.8	-	0.1	1.8

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					Vision (1)	VIDP (2)	Total
							2003
Year of grant	2008	2007	2006	2005	2004	2005	onwards
Stock-based compensation expense
recognized over requisite service period
Three months ended March 31, 2008	$7	$2	$4	$-	$1	$3	$6	$23
Three months ended March 31, 2007	N/A	$8	$3	$4	$2	$1	$5	$23

Liability outstanding
March 31, 2008	$7	$13	$33	$-	$1	$11	$93	$158
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195

Fair value per unit
March 31, 2008	$29.38	$31.36	$40.79	$-	$49.77	$20.27	$49.77	N/A

Fair value of awards vested during period
Three months ended March 31, 2008	$-	$-	$-	$-	$-	$-	$1	$1
Three months ended March 31, 2007	N/A	$-	$-	$-	$5	$-	$1	$6

Nonvested awards at March 31, 2008
Unrecognized compensation cost	$11	$7	$6	$-	$3	$3	$6	$36
Remaining recognition period (years)	2.75	1.75	0.75	-	0.75	0.75	3.75	N/A

Assumptions (3)
Stock price ($)	$49.77	$49.77	$49.77	N/A	$49.77	$49.77	$49.77	N/A
Expected stock price volatility (4)	22%	23%	26%	N/A	N/A	28%	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	N/A	0.75	N/A	N/A
Risk-free interest rate (6)	2.66%	2.62%	2.52%	N/A	N/A	1.88%	N/A	N/A
Dividend rate ($) (7)	$0.92	$0.92	$0.92	N/A	N/A	$0.92	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.

(2)	Compensation cost is based on intrinsic value.

(3)	Assumptions used to determine fair value are at March 31, 2008.

(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(5)	Represents the remaining period of time that awards are expected to be outstanding.

(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(7)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2008, the Company granted 0.9 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2008, 13.5 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2008, including conventional, performance and performance-accelerated options, was 10.9 million, 0.5 million and 3.4 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2008. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on March 31, 2008 at the Company’s closing stock price of $49.77.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55
Granted	0.9	$48.46
Forfeited	-	$-
Exercised	(0.8)	$15.06
Outstanding at March 31, 2008 (1)	14.8	$26.71	4.8	$342
Exercisable at March 31, 2008 (1)	12.4	$22.90	4.1	$333

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Three months ended March 31, 2008	$3	$1	$-	$1	$5
Three months ended March 31, 2007	N/A	$4	$1	$1	$6

Fair value per unit
At grant date ($)	$12.43	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during period
Three months ended March 31, 2008	$-	$3	$3	$3	$9
Three months ended March 31, 2007	N/A	$-	$4	$3	$7

Nonvested awards at March 31, 2008
Unrecognized compensation cost	$7	$4	$3	$2	$16
Remaining recognition period (years)	3.8	2.8	1.8	0.8	N/A

Assumptions (1)
Grant price ($)	$48.46	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 – Pensions and other postretirement benefits

For the three months ended March 31, 2008 and 2007, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

In millions	Three months ended March 31,	2008	2007
Service cost		$35	$38
Interest cost		200	186
Expected return on plan assets		(251)	(234)
Amortization of prior service cost		5	5
Recognized net actuarial loss		-	13
Net periodic benefit cost (income)		$(11)	$8

(b) Components of net periodic benefit cost for postretirement benefits

In millions	Three months ended March 31,	2008	2007
Service cost		$1	$1
Interest cost		4	4
Curtailment gain		(2)	(3)
Amortization of prior service cost		1	-
Recognized net actuarial gain		(1)	(1)
Net periodic benefit cost		$3	$1

In 2008, the Company expects to make total contributions of approximately $120 million for all its defined benefit plans, of which $22 million, relating to the 2007 funding year, was disbursed in the first quarter of 2008.

Note 6 – Major commitments and contingencies

A. Commitments
As at March 31, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $870 million ($952 million at December 31, 2007).  The Company also has agreements with fuel suppliers to purchase approximately 85% of the estimated remaining 2008 volume, 61% of its anticipated 2009 volume, and 28% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.  A comprehensive actuarial study is conducted on an annual basis, in the fourth quarter, by an independent actuarial firm for occupational disease claims, while an actuarial study is conducted on a semi-annual basis for non-occupational disease claims.  On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2008, the Company had aggregate reserves for personal injury and other claims of $458 million, of which $105 million was recorded as a current liability ($446 million, of which $102 million was recorded as a current liability as at December 31, 2007).  Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 22 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

As at March 31, 2008, the Company had aggregate accruals for environmental costs of $109 million, of which $26 million was recorded as a current liability ($111 million, of which $28 million was recorded as a current liability as at December 31, 2007).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2019, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2008, the maximum exposure in respect of these guarantees was $146 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2008, the maximum potential liability under these guarantees was $470 million, of which $391 million was for workers’ compensation and other employee benefits and $79 million was for equipment under leases and other. During 2008, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at March 31, 2008, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2008 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others.  Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions; and
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 7 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2008	2007

Net income		$311	$324

Weighted-average shares outstanding		482.8	510.2
Effect of stock options		5.8	7.6
Weighted-average diluted shares outstanding		488.6	517.8

Basic earnings per share		$0.64	$0.64
Diluted earnings per share		$0.64	$0.63

For the quarters ended March 31, 2008 and 2007, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 0.2 million in both periods.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (1) (U.S. GAAP)

	Three months ended
	March 31
	2008	2007
	(Unaudited)
Statistical operating data

Rail freight revenues ($ millions)	1,760	1,754
Gross ton miles (GTM) (millions)	84,327	81,741
Revenue ton miles (RTM) (millions)	44,959	44,093
Carloads (thousands)	1,132	1,131
Route miles (includes Canada and the U.S.)	20,421	20,263
Employees (end of period)	22,703	22,139
Employees (average for the period)	22,636	21,478

Productivity

Operating ratio (%)	72.9	70.6
Rail freight revenue per RTM (cents)	3.91	3.98
Rail freight revenue per carload ($)	1,555	1,551
Operating expenses per GTM (cents)	1.66	1.65
Labor and fringe benefits expense per GTM (cents)	0.55	0.59
GTMs per average number of employees (thousands)	3,725	3,806
Diesel fuel consumed (U.S. gallons in millions)	99	96
Average fuel price ($/U.S. gallon)	3.02	2.18
GTMs per U.S. gallon of fuel consumed	852	851

Financial ratio

Debt to total capitalization ratio (% at end of period)	38.6	37.3

Safety indicators

Injury frequency rate per 200,000 person hours (2)	2.1	1.6
Accident rate per million train miles (2)	2.7	2.7

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2008	2007	Fav (Unfav)
	(Unaudited)
Revenues (millions of dollars)
Petroleum and chemicals	319	303	5%
Metals and minerals	205	198	4%
Forest products	330	410	(20%)
Coal	99	89	11%
Grain and fertilizers	340	309	10%
Intermodal	351	313	12%
Automotive	116	132	(12%)
Other revenues	167	152	10%
	1,927	1,906	1%
Revenue ton miles (millions)
Petroleum and chemicals	8,426	7,870	7%
Metals and minerals	4,091	3,850	6%
Forest products	8,458	10,105	(16%)
Coal	3,392	3,100	9%
Grain and fertilizers	11,829	10,788	10%
Intermodal	8,089	7,591	7%
Automotive	674	789	(15%)
	44,959	44,093	2%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.91	3.98	(2%)
Commodity groups:
Petroleum and chemicals	3.79	3.85	(2%)
Metals and minerals	5.01	5.14	(3%)
Forest products	3.90	4.06	(4%)
Coal	2.92	2.87	2%
Grain and fertilizers	2.87	2.86	-
Intermodal	4.34	4.12	5%
Automotive	17.21	16.73	3%

Carloads (thousands)
Petroleum and chemicals	145	146	(1%)
Metals and minerals	238	231	3%
Forest products	127	152	(16%)
Coal	87	90	(3%)
Grain and fertilizers	151	141	7%
Intermodal	327	305	7%
Automotive	57	66	(14%)
	1,132	1,131	-
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,555	1,551	-
Commodity groups:
Petroleum and chemicals	2,200	2,075	6%
Metals and minerals	861	857	-
Forest products	2,598	2,697	(4%)
Coal	1,138	989	15%
Grain and fertilizers	2,252	2,191	3%
Intermodal	1,073	1,026	5%
Automotive	2,035	2,000	2%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company generated $61 million of free cash flow for the quarter ended March 31, 2008, and utilized $176 million of free cash flow for the same period in 2007. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2008	2007
Cash provided from operating activities		$165	$263
Cash used by investing activities		(166)	(193)
Cash provided (used) before financing activities		(1)	70

Adjustments:
Change in accounts receivable securitization		163	(139)
Dividends paid		(111)	(107)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		10	-
Free cash flow		$61	$(176)

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.”  Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges.  Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).  The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations.  In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance.  The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2008 unaudited Interim Consolidated Financial Statements and Notes thereto, as well as the 2007 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,400 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico.  CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities.  In 2007, no individual commodity group accounted for more than 20% of revenues.  From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 26% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment.  Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network.  The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 16 – Segmented information, to the Company’s 2007 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers.  By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements.  Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company grow the top line.  It has been a key contributor to CN’s earnings growth and improved return.

The Company sees long-term opportunities to grow the business and further improve productivity.  In Intermodal, the Prince Rupert Intermodal Terminal, which opened in the fourth quarter of 2007, will allow CN to leverage the potential of the growing container trade between Asia and North America.  In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to coal mine expansions and to global demand for potash. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada.

In the short-term, the Company believes the U.S. economy may currently be in a recession, but assumes that it will gradually recover in the second half of 2008, and that the global economy will grow at a moderate pace throughout the year. In addition, the Company’s assumption is that the risks outlined in the Business risks section of this MD&A will not result in a material impact on its financial statements.

The Company, on an ongoing basis, also invests in various strategic initiatives to expand the scope of its business. Some of these recent initiatives include the proposed acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which is pending approval by the U.S. Surface Transportation Board (STB); the acquisition of short lines in Alberta to help oil sands operators meet growing demand for energy; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary, with offices in Europe, China and the Americas; and the formation of CN WorldWide North America, a new operating entity, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

     The opportunities to further improve productivity extend across all functions in the organization.  In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards.  Train productivity is being improved through the use of “distributed power” equipped locomotives, which allows the Company to run longer, heavier trains, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, can offer train-mile savings, allow for long-train operations in cold weather conditions and reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions.  In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track.  The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.

CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably.  In 2008, CN plans to invest approximately $1.5 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as upgrades to the recently acquired rail assets of the Athabasca Northern Railway (ANY).  This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and in western Canada.

CN’s equipment spending, targeted to reach approximately $140 million in 2008, is intended to develop growth opportunities and to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet.  CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs.  Comprehensive plans are in place to address safety, security, employee well-being and environmental management.  CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Environmental protection is also an integral part of CN’s day-to-day activities.  A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments.  See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial and statistical highlights

	Three months ended March 31
$ in millions, except per share data, or unless otherwise indicated	2008	2007
	(Unaudited)
Financial results
Revenues	$1,927	$1,906
Operating income	$523	$561
Net income	$311	$324

Operating ratio	72.9%	70.6%

Basic earnings per share	$0.64	$0.64
Diluted earnings per share	$0.64	$0.63

Dividend declared per share	$0.23	$0.21

Financial position
Total assets	$24,164	$23,723
Total long-term financial liabilities	$12,489	$12,159

Statistical operating data and productivity measures (a)
Employees (average for the period)	22,636	21,478
Gross ton miles (GTM) per average number of employees (thousands)	3,725	3,806
GTMs per U.S. gallon of fuel consumed	852	851
(a) Based on estimated data available at such time and subject to change as more complete information becomes available.

Financial results

First quarter 2008 compared to first quarter 2007

First quarter 2008 net income decreased by $13 million, or 4%, to $311 million, when compared to the same period in 2007, with diluted earnings per share rising 2% to $0.64.  The first quarter of 2008 was affected by severe weather conditions system-wide and significant weakness in certain markets due to current economic conditions.

Revenues for the three months ended March 31, 2008 increased by $21 million, or 1%, to $1,927 million, when compared to the same period in 2007, mainly due to freight rate increases; overall improvements in traffic mix; and increased volumes, particularly in grain and fertilizers and in intermodal, partially a reflection of the negative impact of the United Transportation Union (UTU) strike on first-quarter 2007 volumes. Partly offsetting these gains were the translation impact of the stronger Canadian dollar on U.S. dollar-

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

denominated revenues; the harsh weather conditions experienced in Canada and the U.S. Midwest, which impacted the Company’s operations; and lower volumes driven by significant weakness in certain markets, mainly forest products.

Operating expenses for the three months ended March 31, 2008 increased by $59 million, or 4%, to $1,404 million, mainly due to increased fuel costs and purchased services and material expenses, which were partly offset by the translation impact of the stronger Canadian dollar on U.S dollar-denominated expenses, and lower casualty and other expenses.

The operating ratio, defined as operating expenses as a percentage of revenues, was 72.9% in the current quarter compared to 70.6% in the first quarter of 2007, a 2.3-point increase.

First-quarter 2008 figures included a deferred income tax recovery of $11 million ($0.02 per basic or diluted share) resulting from net capital losses arising from the reorganization of a subsidiary. The Company’s results in the first quarter of 2007 included the impact of a strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter 2007 operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations.  In the first quarter of 2008, the strengthening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $30 million.

Revenues

In millions, unless otherwise indicated	Three months ended March 31,	2008	2007	% Change
		(Unaudited)
Rail freight revenues		$1,760	$1,754	-
Other revenues		167	152	10%
Total revenues		$1,927	$1,906	1%

Rail freight revenues:
Petroleum and chemicals		$319	$303	5%
Metals and minerals		205	198	4%
Forest products		330	410	(20%)
Coal		99	89	11%
Grain and fertilizers		340	309	10%
Intermodal		351	313	12%
Automotive		116	132	(12%)
Total rail freight revenues		$1,760	$1,754	-

Revenue ton miles (RTM) (millions)		44,959	44,093	2%
Rail freight revenue/RTM (cents)		3.91	3.98	(2%)

Revenues for the quarter ended March 31, 2008 totaled $1,927 million compared to $1,906 million in the same period in 2007.  The increase of $21 million, or 1%, was mainly due to freight rate increases of approximately $145 million, of which approximately 60% was due to a higher fuel surcharge as a result of increases in year-over-year applicable fuel prices; overall improvements in traffic mix; and increased volumes, particularly in grain and fertilizers and in intermodal, partially a reflection of the negative impact of the UTU strike on first-quarter 2007 volumes. Partly offsetting these gains were the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $150 million; the harsh weather conditions experienced in Canada and the U.S. Midwest, which impacted the Company’s operations; and lower volumes driven by significant weakness in certain markets, mainly forest products.

Revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 2% in the first quarter of 2008 when compared to the same period in 2007.  Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, decreased by 2% in the first quarter of 2008 when compared to the same period in 2007, mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul, which were partly offset by freight rate increases.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

Three months ended March 31,	2008	2007	% Change

Revenues (millions)	$319	$303	5%
RTMs (millions)	8,426	7,870	7%
Revenue/RTM (cents)	3.79	3.85	(2%)

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products.  The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy.  Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants.  These shipments are destined for customers in Canada, the United States and overseas.   For the quarter ended March 31, 2008, revenues for this commodity group increased by $16 million, or 5%, when compared to the same period in 2007.  The increase in this commodity group was mainly due to freight rate increases; higher volumes for sulfur and certain industrial chemicals and petroleum products, partially reflecting the impact of 2007’s first-quarter UTU strike; and continued growth in biodiesel shipments due to expanding markets. These gains were partly offset by the translation impact of the stronger Canadian dollar; the harsh weather conditions experienced in Canada and the U.S. Midwest, which impacted the Company’s operations; and lower plastic pellet and feedstock shipments due to weaker demand, loss of some short-haul traffic and a customer plant closure in eastern Canada.  Revenue per revenue ton mile decreased by 2% in the first quarter of 2008, mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul that were partly offset by freight rate increases.

Metals and minerals

Three months ended March 31,	2008	2007	% Change

Revenues (millions)	$205	$198	4%
RTMs (millions)	4,091	3,850	6%
Revenue/RTM (cents)	5.01	5.14	(3%)

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads.  The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America.  This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals.  For the quarter ended March 31, 2008, revenues for this commodity group increased by $7 million, or 4%, from the same period in 2007.  The increase was mainly due to freight rate increases; higher shipments of flat rolled and steel slab shipments as the Company was able to take advantage of new distribution patterns in eastern Canada and the U.S. Midwest, combined with the impact of 2007’s first-quarter UTU strike; and additional iron ore volumes, driven by increased production from CN-served mines. Partly offsetting these gains were the translation impact of the stronger Canadian dollar; lower shipments of nonferrous ores, long products and raw materials due to the harsh weather conditions experienced in Canada and the U.S. Midwest, which impacted the Company’s operations; and lower demand for construction materials due to the decline in U.S. housing activity.  Revenue per revenue ton mile decreased by 3% in the first quarter of 2008, mainly due to the translation impact of the stronger Canadian dollar and an increase in the average length of haul that were partly offset by freight rate increases.

Forest products

Three months ended March 31,	2008	2007	% Change

Revenues (millions)	$330	$410	(20%)
RTMs (millions)	8,458	10,105	(16%)
Revenue/RTM (cents)	3.90	4.06	(4%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

among the largest fiber source areas in North America.  In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States.  Although demand for forest products can be cyclical, the Company’s geographical advantages, unique access and product diversity tend to reduce the overall impact of market fluctuations.  For the quarter ended March 31, 2008, revenues for this commodity group decreased by $80 million, or 20%, when compared to the same period in 2007.  The decrease in this commodity group was mainly due to weak market conditions, primarily for lumber and panel products, as a result of the decline in U.S. housing activity which resulted in customer mill closures and production curtailments; the translation impact of the stronger Canadian dollar; and the harsh weather conditions in Canada and the U.S. Midwest, which impacted the Company’s operations. Partly offsetting these factors were freight rate increases and additional volumes of wood pulp for export markets.  Revenue per revenue ton mile decreased by 4% in the first quarter of 2008, mainly due to the translation impact of the stronger Canadian dollar that was partly offset by freight rate increases.

Coal

	Three months ended March 31,	2008	2007	% Change

Revenues(millions)		$99	$89	11%
RTMs(millions)		3,392	3,100	9%
Revenue/RTM (cents)		2.92	2.87	2%

The coal commodity group consists primarily of thermal grades of bituminous coal.  Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States.  The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers.  For the quarter ended March 31, 2008, revenues for this commodity group increased by $10 million, or 11%, from the same period in 2007.  The increase in this commodity group was mainly due to higher volumes, partially reflecting the impact of 2007’s first-quarter UTU strike; freight rate increases; and strong market demand for coal originating in western Canada. These gains were partly offset by the translation impact of the stronger Canadian dollar and production difficulties experienced by a major U.S. mining customer.  Revenue per revenue ton mile increased by 2% in the first quarter of 2008, largely due to freight rate increases and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

	Three months ended March 31,	2008	2007	% Change

Revenues(millions)		$340	$309	10%
RTMs(millions)		11,829	10,788	10%
Revenue/RTM (cents)		2.87	2.86	-

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields.  Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy.  The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay.  Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn.  In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets.  The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.  For the quarter ended March 31, 2008, revenues for this commodity group increased by $31 million, or 10%, from the same period in 2007.  The increase in this commodity group was mainly due to higher shipments of oil seeds; freight rate increases; higher volumes of barley and oats, partially reflecting the impact of 2007’s first-quarter UTU strike; and higher potash shipments to the U.S. from western Canada.  These gains were

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

partly offset by the translation impact of the stronger Canadian dollar and lower U.S. corn volumes.  Revenue per revenue ton mile was flat in the first quarter of 2008, as freight rate increases and positive changes in traffic mix were offset by the translation impact of the stronger Canadian dollar.

Intermodal

	Three months ended March 31,	2008	2007	% Change

Revenues(millions)		$351	$313	12%
RTMs(millions)		8,089	7,591	7%
Revenue/RTM (cents)		4.34	4.12	5%

The intermodal commodity group is comprised of two segments: domestic and international.  The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans.  The domestic segment is driven by consumer markets, with growth generally tied to the economy.  The international segment is driven by North American economic and trade conditions.  For the quarter ended March 31, 2008, revenues for this commodity group increased by $38 million, or 12%, from the same period in 2007.  The increase in this commodity group was mainly due to freight rate increases; and higher volumes, both through the port of Vancouver, mainly due to larger vessel sizes, combined with the impact of 2007’s first-quarter UTU strike, and through the Prince Rupert Intermodal Terminal, which opened in the fourth quarter of 2007. Partly offsetting these gains were the impact of harsh weather conditions that affected the movements of domestic shipments primarily in Canada, the translation impact of the stronger Canadian dollar and the loss of some business through the port of Halifax and eastern Canada as customers rationalized their services. Revenue per revenue ton mile increased by 5% in the first quarter of 2008, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Three months ended March 31,	2008	2007	% Change

Revenues(millions)		$116	$132	(12%)
RTMs(millions)		674	789	(15%)
Revenue/RTM (cents)		17.21	16.73	3%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi.  The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario.  CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.  The Company’s automotive revenues are closely correlated to automotive production and sales in North America.  For the quarter ended March 31, 2008, revenues for this commodity group decreased by $16 million, or 12%, from the same period in 2007.  The decrease in this commodity group was mainly due to fewer shipments for finished vehicles and parts, partly due to a temporary curtailment in the operations of a major CN-served customer as a result of labor issues; and the translation impact of the stronger Canadian dollar. These factors were partly offset by freight rate increases; and higher imported finished vehicle traffic entering North America through the west coast and finished vehicle shipments from a major customer located in eastern Canada, due in part to the impact of 2007’s first-quarter UTU strike.  Revenue per revenue ton mile increased by 3% in the first quarter of 2008, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

 Other revenues

Other revenues are comprised of revenues from non-rail transportation services, interswitching, and maritime operations.  In the first quarter of 2008, Other revenues increased by $15 million, or 10%, when compared to the same period in 2007, mainly due to an increase in non-rail transportation services that was partly offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2008, operating expenses amounted to $1,404 million compared to $1,345 million in the same quarter of 2007.  The increase of $59 million, or 4%, in the first quarter of 2008 was mainly due to increased fuel costs and purchased services and material expenses, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of approximately $95 million, and lower casualty and other expenses. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses for the first quarter of 2007.

					Percentage of revenues
In millions	Three months ended March 31,	2008	2007	% Change	2008	2007
				(Unaudited)
Labor and fringe benefits		$461	$485	5%	23.9%	25.4%
Purchased services and material		285	276	(3%)	14.8%	14.5%
Fuel		310	219	(42%)	16.1%	11.5%
Depreciation and amortization		175	171	(2%)	9.1%	9.0%
Equipment rents		64	66	3%	3.3%	3.5%
Casualty and other		109	128	15%	5.7%	6.7%
Total operating expenses		$1,404	$1,345	(4%)	72.9%	70.6%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other postretirement benefits.  Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.  Labor and fringe benefits expense decreased by $24 million, or 5%, in the first quarter of 2008 as compared to the same period in 2007.  The decrease was mainly due to the translation impact of the stronger Canadian dollar and a reduction in net periodic benefit cost for pensions. Partly offsetting these factors was the impact of higher workforce levels and annual wage increases.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads.  These expenses increased by $9 million, or 3%, in the first quarter of 2008 as compared to the same period in 2007.  The increase was mainly due to higher costs for third-party non-rail transportation services, higher repairs and maintenance expenses, as well as other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008.  These factors were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles.  These expenses increased by $91 million, or 42%, in the first quarter of 2008 as compared to the same period in 2007.  The increase was primarily due to an increase in the average price per U.S. gallon of fuel when compared to the first quarter of 2007, which was partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations.  These expenses increased by $4 million, or 2%, in the first quarter of 2008 as compared to the same period in 2007.  The increase was mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes (see Critical accounting policies). These factors were partly offset by the translation impact of a stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives.  These expenses decreased by $2 million, or 3%, in the first quarter of 2008 as compared to the same period in 2007. The decrease was mainly due to the translation impact of the stronger Canadian dollar, which was partly offset by increased car hire expense resulting from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008, and new intermodal equipment online for the Prince Rupert terminal.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses.  These expenses decreased by $19 million, or 15%, in the first quarter of 2008 as compared to the same period in 2007.  The decrease was primarily due to a lower expense for U.S. personal injury claims, lower legal settlements as well as the translation impact of a stronger Canadian dollar.  Partly offsetting these factors was an increase in operating taxes.

Other

Interest expense: Interest expense decreased by $2 million, or 2%, for the quarter ended March 31, 2008 as compared to the same period in 2007, mainly due to the translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher average debt balance.

Other income (loss): The Company recorded a loss of $6 million in the first quarter of 2008, a decrease of $10 million, when compared to other income of $4 million in the same period in 2007. The decrease was mainly due to foreign exchange losses and lower investment income as a result of the disposal of the Company’s investment in English Welsh and Scottish Railway (EWS) in the fourth quarter of 2007, which were partly offset by gains on disposal of property.

Income tax expense: The Company recorded income tax expense of $120 million for the quarter ended March 31, 2008 compared to $153 million for the same period in 2007.  Included in the first-quarter 2008 expense was a deferred income tax recovery of $11 million, resulting from net capital losses arising from the reorganization of a subsidiary.  The effective tax rate for the three months ended March 31, 2008 was 27.8% compared to 32.1% in the same period in 2007.  Excluding the deferred income tax recovery, the effective tax rate for the three months ended March 31, 2008 was 30.4%, a decrease mainly due to lower corporate income tax rates in Canada.

Summary of quarterly financial data – unaudited

In millions, except per share data
	2008	2007				2006
	Quarter	Quarters				Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$1,927	$1,941	$2,023	$2,027	$1,906	$2,000	$2,032	$2,000
Operating income	$523	$736	$768	$811	$561	$756	$844	$805
Net income	$311	$833	$485	$516	$324	$499	$497	$729

Basic earnings per share	$0.64	$1.70	$0.97	$1.02	$0.64	$0.97	$0.95	$1.38
Diluted earnings per share	$0.64	$1.68	$0.96	$1.01	$0.63	$0.95	$0.94	$1.35

Dividend declared per share	$0.2300	$0.2100	$0.2100	$0.2100	$0.2100	$0.1625	$0.1625	$0.1625

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace.  Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.  The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed herein:

In millions, except per share data
	2008	2007				2006
	Quarter	Quarters				Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Deferred income tax recoveries (a)	$11	$284	$14	$30	$-	$27	$-	$250
Gain on sale of Central Station Complex (after-tax) (b)	-	64	-	-	-	-	-	-
Gain on sale of investment in EWS(after-tax) (c)	-	41	-	-	-	-	-	-
UTU strike (after-tax) (d)	-	-	-	-	(35)	-	-	-
Impact on net income	$11	$389	$14	$30	$(35)	$27	$-	$250

Basic earnings per share	$0.02	$0.79	$0.03	$0.06	$(0.07)	$0.05	$-	$0.48
Diluted earnings per share	$0.02	$0.78	$0.03	$0.06	$(0.07)	$0.05	$-	$0.46

(a)	Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada.
(b)
The Company sold its Central Station Complex in Montreal for proceeds of $355 million before transaction costs.  A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (loss).

(c)
The Company sold its 32% ownership interest in EWS for cash proceeds of $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax), which was recorded in Other income (loss).

(d)	A strike by 2,800 members of the UTU impacted first-quarter 2007 operating income and net income by approximately $50 million and $35 million, respectively.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations.  The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program.  In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $165 million for the three months ended March 31, 2008 compared to $263 million for the same period in 2007.  Net cash receipts from customers and other were $1,748 million for the three months ended March 31, 2008, a decrease of $326 million when compared to the same period in 2007, mainly due to a decrease in the proceeds received under the Company’s accounts receivable securitization program. In the first quarter of 2008, payments for employee services, suppliers and other expenses were $1,339 million, an increase of $102 million when compared to the same period in 2007, principally due to higher payments for fuel and third-party non-rail transportation services.  Payments for income taxes in the first quarter of 2008 were $90 million, a decrease of $340 million when compared to the same period in 2007, mainly due to a final payment for Canadian income taxes that was made in the first quarter of 2007, in respect of the 2006 fiscal year.  Also consuming cash in the three-month period ending March 31, 2008 were payments for interest, workforce reductions and personal injury and other claims totaling $132 million, compared to $143 million for the same period in 2007.  Pension contributions are made throughout the year but are generally lower in the first quarter due to the timing of payments.  In the first quarter of 2008 and 2007, pension contributions were $22 million, relating to the 2007 funding year, and $1 million, respectively.  There are currently no specific or unusual requirements relating to working capital.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Investing activities: Cash used by investing activities in the first quarter of 2008 amounted to $166 million compared to $193 million in the same quarter of 2007.  The Company’s investing activities in the first quarter of 2008 included property additions of $177 million, a decrease of $26 million when compared to the same quarter in 2007.  The following table details property additions for the first quarter of 2008 and 2007:

In millions	Three months ended March 31,	2008	2007
Track and roadway		$134	$147
Rolling stock		53	30
Buildings		4	6
Information technology		17	17
Other		13	9
Gross property additions		221	209
Less: capital leases(a)		44	6
Property additions		$177	$203

(a)	During the first quarter of 2008, the Company recorded $44 million ($6 million in 2007) of assets it acquired through equipment leases, for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.  For 2008, the Company expects to invest approximately $1.5 billion for its capital programs.

Free cash flow
The Company generated $61 million of free cash flow for the quarter ended March 31, 2008 and utilized $176 million of free cash flow for the same period in 2007.  Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.  The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends.  The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2008	2007

Cash provided from operating activities		$165	$263
Cash used by investing activities		(166)	(193)
Cash provided (used) before financing activities		(1)	70

Adjustments:
Change in accounts receivable securitization		163	(139)
Dividends paid		(111)	(107)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		10	-
Free cash flow		$61	$(176)

Financing activities: Cash provided from financing activities totaled $15 million for the quarter ended March 31, 2008 compared to cash used by financing activities of $143 million for the same period in 2007.  In 2008 and 2007, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

Cash received from options exercised during the quarters ended March 31, 2008 and 2007 was $12 million and $13 million, respectively, and the related tax benefit realized upon exercise was $6 million and $5 million, respectively.

In the first quarter of 2008, under the current 33.0 million share repurchase program, the Company repurchased 7.3 million common shares for $367 million, at a weighted-average price of $50.26 per share.  In the first quarter of 2007, the Company repurchased 6.5 million common shares for $343 million, at a weighted-average price of $52.71 per share, under its previous share repurchase program.

During the first quarter of 2008, the Company paid dividends totaling $111 million to its shareholders at the quarterly rate of $0.23 per share, compared to $107 million at the quarterly rate of $0.21 per share for the same period in 2007.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Credit measures
Management believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company.  Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income (loss) in the calculation of EBITDA.  However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	March 31,	2008	2007
Debt-to-total capitalization ratio (a)		38.6%	37.3%
Add : Present value of operating lease commitments plus securitization financing (b)		4.0%	4.2%
Adjusted debt-to-total capitalization ratio		42.6%	41.5%

Adjusted debt-to-adjusted EBITDA

$ in millions, unless otherwise indicated	Twelve months ended March 31,	2008	2007

Debt		$6,333	$5,846
Add : Present value of operating lease commitments plus securitization financing (b)		1,135	1,102
Adjusted debt		7,468	6,948

Operating income		2,838	2,966
Add : Depreciation and amortization		681	657
EBITDA		3,519	3,623
Add : Deemed interest on operating leases		41	33
Adjusted EBITDA		$3,560	$3,656

Adjusted debt-to-adjusted EBITDA		2.1 times	1.9 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The Company has access to various financing arrangements:

Revolving credit facility
The Company’s U.S.$1 billion revolving credit facility, expiring in October 2011, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.  As at March 31, 2008, the Company had letters of credit drawn on its revolving credit facility of $59 million ($57 million as at December 31, 2007).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent.  Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.  As at March 31, 2008, the Company had total borrowings of $631 million, of which $67 million was denominated in Canadian dollars and $564 million was denominated in U.S. dollars (U.S.$549 million).  The weighted-average interest rate on these borrowings was 3.08%.  As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million).  The weighted-average interest rate on these borrowings was 5.01%.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Shelf prospectus and registration statement
At March 31, 2008, the Company had U.S.$2.5 billion available under its currently effective shelf prospectus and registration statement.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating.  The Company is not currently aware of any material adverse trend, event or condition that would significantly affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2008:

							2013 &
In millions	Total	2008	2009	2010	2011	2012	thereafter
Long-term debt obligations(a)	$5,176	$175	$309	$-	$1,041	$-	$3,651
Interest on long-term debt obligations	5,595	226	289	276	271	231	4,302
Capital lease obligations(b)	1,660	99	171	106	171	80	1,033
Operating lease obligations(c)	867	116	132	111	87	71	350
Purchase obligations(d)	870	395	161	112	54	37	111
Other long-term liabilities reflected on
the balance sheet (e)	942	57	60	53	45	43	684
Total obligations	$15,110	$1,068	$1,122	$658	$1,669	$462	$10,131

(a)
Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,157 million which are included in “Capital lease obligations.”

(b)	Includes $1,157 million of minimum lease payments and $503 million of imputed interest at rates ranging from 3.0% to 7.9%.
(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more.  The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2008 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.  The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies.  See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million.  Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.   The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the STB a final, unappealable decision that approves the acquisition and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction.  The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed.  The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008.  If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust.  Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold.  At March 31, 2008, the servicing asset and liability were not significant.  Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished.  Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program.  In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.  Under the agreement, the Company may change the level of receivables sold at any time.  In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At March 31, 2008, the Company had sold receivables that resulted in proceeds of $440 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2007).

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 6 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the plans is provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements.  For the three months ended March 31, 2008 and 2007, the Company recorded total compensation expense for awards under all stock-based compensation plans of $28 million and $29 million, respectively.  The total tax benefit recognized in income in relation to stock-based compensation expense was $7 million and $8 million, respectively.  Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes.   At March 31, 2008, the Company did not have any derivative financial instruments outstanding.  At March 31, 2008, Accumulated other comprehensive income (loss) included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004.

Income taxes

Payments for income taxes
The Company is required to make scheduled installment payments as prescribed by the tax authorities.  For the 2008 fiscal year, the Company expects to pay approximately $450 million of taxes based on forecasted 2008 taxable income, of which $90 million was paid in the first quarter of 2008 ($430 million in the first quarter of 2007, which included $367 million paid in respect of the 2006 fiscal year).

See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Future rate enactments
The British Columbia government has proposed a reduction to the provincial corporate income tax rate as part of its Provincial Budget.  As a result, the Company’s net deferred income tax liability will be reduced by approximately $15 million when the new rate is enacted into law.

Common stock

Share repurchase program
In the first quarter of 2008, under its current 33.0 million share repurchase program, the Company repurchased 7.3 million common shares for $367 million, at a weighted-average price of $50.26 per share.  The Company has repurchased a total of 25.0 million common shares since July 26, 2007, the inception of this program, for $1,264 million, at a weighted-average price of $50.57 per share.

Outstanding share data
As at April 21, 2008, the Company had 478.8 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Recent accounting pronouncement

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133,” which prescribes disclosure requirements on how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  The Standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  Comparative disclosures for earlier periods at initial adoption is encouraged, but not required.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements.  On an ongoing basis, management reviews its estimates based upon currently available information.  Actual results could differ from these estimates.  The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical.  The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2007, as well as the effect of changes to these estimates, can be found on pages 48 to 53 of the Company’s 2007 Annual Report.  Such discussions have not changed except as they relate to Depreciation as discussed herein.

In the first quarter of 2008, the Company finalized a depreciation study of its Canadian properties, plant and equipment held at December 31, 2007. As a result of the study, the Company adopted new depreciation rates for various classes of assets that resulted in a net increase in depreciation expense of approximately $20 million on an annual basis, as calculated using the asset base on December 31, 2007.

As at March 31, 2008 and December 31 and March 31, 2007, the Company had the following amounts outstanding:

	March 31	December 31	March 31
In millions	2008	2007	2007
	(Unaudited)		(Unaudited)
Pension asset	$1,811	$1,768	$1,292
Pension liability	193	187	203
Other postretirement benefits liability	269	266	285
Provision for personal injury and other claims	458	446	613
Provision for environmental costs	109	111	121
Net deferred income tax provision	4,954	4,840	4,942
Properties	20,754	20,413	20,988

 Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and implicit in these statements, particularly in respect of growth opportunities, are the Company’s assumptions that the U.S. economy may currently be in a recession but that it will gradually recover in the second half of 2008, that the global economy will grow at a moderate pace throughout the year, and that its business risks described below will not

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

result in a material impact on its financial statements. These assumptions, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements.  Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads.  Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment.  Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies.  In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets.  Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system.  The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation.  Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates.   The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets.  This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.  There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination.  A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport.  As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.  For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including actions brought on behalf of various classes of claimants, claims relating to personal injuries, occupational disease and damage to property.  The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims.  The final outcome with respect to actions outstanding or pending at March 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at March 31, 2008, CN employed a total of 16,166 employees in Canada, of which 12,656 were unionized employees.

As of April 2008, the Company had in place labor agreements covering its entire Canadian unionized workforce, including the 2,800 employees represented by the UTU, whose agreements were extended by virtue of federal back-to-work legislation.

The Company’s agreement with the UTU for its Northern Quebec line expired on December 15, 2007.  The agreement remains in effect until the bargaining process has been exhausted.  Negotiations are ongoing to renew that collective agreement, and neither party has requested conciliation assistance.

The Company’s collective agreement covering employees working on the Mackenzie Northern Railway expires on May 2, 2008.  These employees are covered by a single collective agreement but are represented by the UTU, the Teamsters Canada Rail Conference (TCRC), the Canadian Auto Workers and the TCRC-Maintenance of Way Division.  Notice to bargain has been given by the TCRC and negotiations are expected to commence before the end of May 2008.  Neither party has requested conciliation assistance.  The agreement remains in effect until the bargaining process has been exhausted.  The TCRC has filed an application with the Canadian Industrial Relations Board to displace the UTU and represent the conductors working on the Mackenzie Northern Railway line.

The Company’s collective agreements with the Teamsters Canada Rail Conference, who represent locomotive engineers in one bargaining unit, and rail traffic controllers, also known as train dispatchers, in a separate bargaining unit, and with the Canadian National Railways Police Association (CNRP) will expire on December 31, 2008.

There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce
As at March 31, 2008, CN employed a total of 6,537 employees in the United States, of which 5,548 were unionized employees.

As of April 2008, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and the unionized workforce at companies owned by Wisconsin Central Transportation Corporation (WC).  Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis.  GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment.  However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized.  The Company believes the potential mutual benefits of local bargaining outweigh the risks.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements.  Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.  There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation
The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).  As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.  In particular, this includes the STB’s current review of the Company’s proposed acquisition of the major portion of the lines of the Elgin, Joliet & Eastern Railway Company.  In addition, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service.  Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.  To make its rate dispute resolution procedures more affordable and accessible to shippers, the STB also completed a proceeding on September 5, 2007, in which it modified its rate guidelines for handling medium-size and smaller rate disputes.  The STB also completed a proceeding on January 17, 2008 that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, abandonment and other regulatory proceedings.  The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes.  In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes.  In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

Following the coming into force of the Transportation Amendment Act, the Agency issued two decisions (interim and final) adjusting the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars. The final decision issued in February 2008 was retroactive to August 2007.  The Company is seeking leave to appeal the Agency decisions and to stay their application pending appeal. As such, the Company does not consider it necessary to accrue the retroactive component of the Agency’s decision estimated to be approximately $20 million.

On December 14, 2006, the federal government announced a full review of the Railway Safety Act.  Members of the panel to conduct the review were appointed in February 2007 and submitted their report to the Minister of Transport in November 2007.  On March 7, 2008, the Minister of Transport tabled the Panel’s report in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.  The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues.  The Company will be participating in the Rail Safety Advisory Committee to be created by the Minister of Transport.

On October 29, 2007, the Minister of Transport tabled Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) extending the availability of the Final Offer Arbitration recourse to groups of shippers and adding a new shipper recourse

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.  The Bill became law on February 28, 2008.  No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

In the United States, the Bush Administration submitted to Congress in 2007 its legislative proposal to reauthorize the Federal Railroad Safety Act.  In addition, the U.S. House of Representatives has passed its own rail safety legislation (H.R. 2095) covering a broad range of safety issues, including fatigue management, positive train control, track safety standards, and other matters.  The United States Senate is also considering its own safety legislation (S. 1889), which covers a broad range of issues. Separate legislation passed by the U.S. House (H.R. 1401) in March 2007 included language that would have undermined much of the federal preemption of state and local regulation of railroads; this provision was modified in the final bill enacted into law to address litigation issues related to rail safety incidents while retaining federal preemption of rail safety regulations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2007 in both Houses of Congress.  In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions; comparable legislation (H.R. 1650) is under consideration in the U.S. House of Representatives.

The STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate.  No assurance can be given that this or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns, as well as by regulation by the Canada Border Services Agency (CBSA).  In the U.S., these include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA.  These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities.  These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program; in the third quarter of 2007, the Company successfully completed the CBP C-TPAT validation process.  In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic.  In 2006, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.  The rule took effect for surface modes on June 1, 2007.

The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.  If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the PHMSA issued interim final rules on April 16, 2008, that, beginning in 2009, will  require carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.  The TSA has also proposed regulations that would require rail carriers to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The TSA regulations are expected to be issued in the first half of 2008.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business prospects and other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate.  In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions.  The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce.  Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service.  The Company is monitoring employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements.  However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market.  No assurance can be given that the demographic challenges will not materially adversely affect the Company’s operations or its financial position.

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions.  Rising fuel prices could materially adversely affect the Company’s expenses.  As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices.  No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans as well as the Company's results of operations.  Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations.  The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods.  International conflicts can also have an impact on the Company’s markets.

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations.  Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million.  Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Should a recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

In order to grow the business, the Company implements strategic initiatives to expand the scope and scale of existing rail and non-rail operations.  CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities.  This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as disrupt operations for the Company’s customers.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements.  As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses.  Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

During the first quarter ending March 31, 2008, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2007 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
April 21, 2008

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  April 23, 2008

/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
 Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
 Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
 The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 23, 2008

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 23, 2008	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel